FOR IMMEDIATE RELEASE                  CONTACT: Wendy Hall Nantz
April 21, 1999                                  Public Relations
                                                Halliburton Company
                                                (713) 676-5227
                                                wendy.hall.nantz@halliburton.com

             HALLIBURTON'S BROWN & ROOT SERVICES PROVIDES LOGISTICS
                   SERVICES TO SUPPORT U.S. FORCES IN ALBANIA

DALLAS, Texas - Brown & Root Services (BRS), a business unit of Halliburton Company (NYSE: HAL), is providing logistics support services to U.S. Army soldiers being deployed for operations in Albania.
         The work is being performed under a contract previously awarded by the Transatlantic Programs Center to Brown & Root Services, based in Houston, Texas. Under the existing contract, logistics services - such as life support, transportation, and maintenance - are provided for contingency or sustainment operations that support U.S. Army Europe in the Balkans.
          "We are proud to support the U.S. troops in Albania," said Dave Lesar, president and chief operating officer, Halliburton Company. "Our support to the deployed U.S. military force has offered a significant cost savings to the government, and we plan to continue to provide complete and cost effective service for this critical mission."
         In support of U.S. Forces, Brown & Root Services will provide temporary housing (tent complexes), food services, parking and road work, waste/trash/vector control, power generation, airhead operations, transportation services and mail delivery. Brown & Root Services was tasked to begin planning for the camp on April 5, 1999.

                                Page 5 of 6 Pages
                       The Exhibit Index Appears on Page 4

         Brown & Root Services is currently performing similar services in Hungary, Croatia, Bosnia and Macedonia in support of Operation Joint Forge, which supports peacekeeping efforts in Bosnia. Brown & Root Services has provided logistics services to the Army since 1992. It has provided engineering and logistics services to the troops in the Balkans region, since late 1995.
         "Our experience in the Balkans has prepared us for this assignment," said Randy Harl, president, Brown & Root Services. "We are proud of our accomplishments and plan to provide the same high level of service while supporting the troops in Albania."
         Brown & Root Services, one of America's top federal contractors, was selected by the United States Army as the "Public Works Contractor of the Year" for its work at Fort Benning, Georgia. Brown & Root Services provides "Lifecycle Management" for global government and private clients. Lifecycle Management consists of the master planning, design, construction, operations, maintenance, investment management and decommissioning of facilities. Brown & Root Services is a business unit of Halliburton Company, headquartered in Dallas, Texas.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

                                       ###


                                Page 6 of 6 Pages
                       The Exhibit Index Appears on Page 4